Mail Stop 7010

April 18, 2006

Via U.S. mail and facsimile

Theodore K. Zampetis
Chief Executive Officer
Shiloh Industries, Inc.
103 Foulk Road, Suite 202
Wilmington, DE  19803

	RE:	Shiloh Industries, Inc.
Form 10-K for the fiscal year ended October 31, 2005
Forms 10-Q for the fiscal quarter ended January 31, 2006
		File No. 0-21964


Dear Mr. Zampetis:

      We have reviewed your response letter dated April 13, 2006 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. In of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2005

Year Ended October 31, 2004 Compared to Year Ended October 31,
2003,
page 17

Gross Profit, page 17

We read your response to our comment three from our letter dated
March 20, 2006. Please supplementally provide us with your SAB 99 analysis you refer to in your response, which includes the quarterly periods during fiscal years 1997 through 2003.


Notes to Financial Statements

Note 16 - Quarterly Results of Operations, page 54

We read your response to our comment ten from our letter dated
March
20, 2006. Your response states in part that you concluded through your evaluation of the adjustments, that no one adjustment was individually material. Please provide us further detail with regard to the following adjustments:
* Adjustment to customer discounts to required levels at October
31,
2005 and 2004;
* Adjustment for workers` compensation accruals to accrual level required based on quarterly analysis of claims open and incurred but not reported claims; and
* Adjustment to construction in progress at one of your plants to reflect amounts determined not to be capitalizable.
Please include in your response, a more detailed explanation of the causes of the adjustment and the amounts and prior periods which were impacted by the adjustments.

Please provide us with the materiality analysis on which you based your conclusion that the adjustments are either individually immaterial or relate only to the fourth quarter. Please also discuss the qualitative factors you considered in reaching your conclusion regarding materiality

*    *    *    *

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.










      If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-
3754
or, in her absence, Scott Watkinson, Staff Accountant, at (202)
551-
3741.


							Sincerely,



							Rufus Decker
							Accounting Branch Chief


Theodore K. Zampetis
Shiloh Industries, Inc.
April 18, 2006
Page 1 of 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE